UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934



                       For the month of January, 2004

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



London Stock Exchange
Company Announcements Office
Old Broad Street
EC2N 1HP


5 January 2004


Dear Sir / Madam


SPIRENT plc - Stock Exchange Ticker Symbol "SPT"


Notification of Director's Interests


Spirent plc Long Term Share Purchase Plan ("LTSPP")



As at 31 December 2003 the minimum performance conditions attached to the remaining awards of Performance Units under the LTSPP have not been met and therefore these awards lapsed without value.


Following the lapse of the last remaining awards under the LTSPP, the Directors (as listed below) no longer have any interests in Performance Units granted under the LTSPP.



Director           LTSPP Performance  Date of grant    Price per Performance   LTSPP Performance
                   Units lapsed                        Unit at date of grant   Units outstanding
N K Brookes        123,000            9 April 2001     304 pence               Nil
E G Hutchinson     62,000             9 April 2001     304 pence               Nil
M E Chung          50,000             9 April 2001     304 pence               Nil



Yours faithfully

Warren Nash
Company Secretarial Assistant

01293 767657





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 6 January, 2004                         By   ____/s/ Luke Thomas____

                                                    (Signature)*